Exhibit 99.2
Satyam not to go ahead with Maytas acquisition
HYDERABAD, India, Dec 17, 2008—Satyam Computer Services announced that it is not going ahead with its proposed acquisition of Maytas Properties and Maytas Infra, in light of the feedback received from the Investor community.
Commenting on this decision, Satyam Chairman, Mr.Raju said, “We have been surprised by the market reaction to this decision even though we were quite positive about the merits of the acquisition. However, in deference to the views expressed by many investors, we have decided to call off these acquisitions.”
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and more than 65* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 52,865* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 690* clients, including 185* Fortune 500. For more information, see www.satyam.com.
*As of September 30, 2008
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2008, furnished to the Securities and Exchange Commission on July 25, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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